Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health to Participate in the Cowen & Co. 42nd Annual Health Care Conference

LAVAL, Quebec – Mar. 1, 2022 – BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough (“RCC”) and other cough hypersensitivity indications, today announced that Roberto Bellini, BELLUS Health's President and Chief Executive Officer, will participate in a panel at the Cowen & Co. 42nd Annual Health Care Conference.

Panel Details:

Event: Cowen & Co. 42nd Annual Health Care Conference
Title: Respiratory/Infections Panel
Date/Time: Tuesday, March 8th, 2022 at 2:10 p.m. ET

A webcast of the panel discussion may be accessed on the Events & Presentations page under the Investors & Media section of BELLUS Health's website at www.bellushealth.com. Following the event, an archived webcast will be available on the Company’s website.

About BELLUS Health (www.bellushealth.com)
BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of RCC and other cough hypersensitivity indications. The Company's product candidate, BLU-5937, has successfully completed a Phase 2b trial in RCC. BELLUS is planning a Phase 3 program, which is expected to begin in the second half of 2022.

RCC is a cough lasting more than 8 weeks despite appropriate treatment for underlying condition(s). It is estimated that there are approximately 9 million patients in the United States suffering from RCC. RCC is associated with significant adverse physical, social, and psychosocial effects on health and quality of life. Currently, there is no specific therapy approved for RCC and treatment options are limited.

The Company is exploring the potential use of BLU-5937 in other patient populations experiencing cough hypersensitivity as well as other P2X3-related hypersensitization conditions.

FOR MORE INFORMATION, PLEASE CONTACT:
Ramzi Benamar
Chief Financial Officer
rbenamar@bellushealth.com

Media:
Julia Deutsch
Solebury Trout
jdeutsch@soleburytrout.com

Source: BELLUS Health Inc.